

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Russell Ellison
Chief Executive Officer
Rockwell Medical, Inc.
30142 S. Wixom Road
Wixom, Michigan 48393

  Re: Rockwell Medical, Inc.
    Registration Statement on Form S-1
    Filed June 22, 2022
    File No. 333-265768

Dear Mr. Ellison:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Ryan A. Murr